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                                                                  EXHIBIT (c)(2)

                          SYNTHETIC INDUSTRIES, INC.
                              SUCCESS BONUS PLAN

     A success bonus plan was first proposed by the Board of Directors of the Company at the time of the Board's decision to pursue a sale of the Company in an auction process (a "Sale Transaction"). At the time of such decision, the Board recognized that certain senior executive officers of the Company would be required to devote substantial time and effort to a Sale Transaction that would be in addition to their normal duties. Additionally, the Board recognized that the efforts made by such senior executives would substantially affect the successful consummation of a Sale Transaction and the price that would be received by the Company's shareholders. Accordingly, the Board at such time gave these senior executives of the Company assurances that their efforts in preparing for and implementing such an auction process and in consummating a Sale Transaction would be rewarded by a success bonus granted under a plan to be adopted thereafter by the Board.

     The Board has recently adopted the Success Bonus Plan. Each Particpant named in the terms set out below shall be paid on the date of consummation of a Sale Transaction (the "Payment Date") the Success Bonus Amount determined in accordance with the terms set out below as long as prior to the Payment Date he has not left the employ of the Company voluntarily or been terminated by the Board for cause.

     In the event that the auction process described above does not result in the consummation of a Sale Transaction, this Success Bonus Plan shall automatically, and without any further action required by the Board, terminate upon the liquidating distribution of the Company's Common Stock held by Synthetic Industries, LP to the limited partners of Synthetic Industries, LP.
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                           Success Bonus Plan Terms

General:

Success Bonus      Each Executive Participant shall be entitled to receive a
Amounts            Success Bonus in an amount equal to his Base Portion plus his
                   Incentive Portion (if any). Each Other Participant shall be entitled to receive a Success Bonus in an amount equal to his Base Portion (if any).

Executive          Leonard Chill, Chief Executive Officer
Participants       Joseph F. Dana, President and Chief Operating Officer
                   Joseph Sinicropi, Secretary and Chief Financial Officer

Other              Such other officers or directors of the Company as the Board
Participants       in its sole and absolute discretion shall designate by
                   resolution adopted on or before the date of execution of a definitive agreement for a Sale Transaction (an "Award
                   Resolution")

Calculation:

Base Portion       Mr. Chill:          $ 765,000
                   Mr. Dana:           $ 700,000
                   Mr. Sinicropi:      $ 400,000
                   Other Participants: The amounts, if any, designated in an
                                       Award Resolution

Awardable Excess   For the purpose of determining the Incentive Portion, if
Purchase Price     any, Awardable Excess Purchase Price shall mean 1% of the
                   amount by which the aggregate purchase price of the Sale
                   Transaction exceeds the aggregate purchase price attributable to $35 per share

Incentive Portion  For each Executive Participant, such portion of the Awardable
                   Excess Purchase Price (whether all, a percentage thereof or none) as the Board, in its sole and absolute discretion, shall award by resolution adopted on or prior to the closing of the Transaction